Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAP FOR THE

MEDIA SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 27 December 2018 in relation to the Media Services Framework Agreement, pursuant to which SACM agreed to continue to provide certain media services to the Group for a term of three years from 1 January 2019 to 31 December 2021.

In view of the increase in demand for services to be provided by SACM to the Group under the Media Services Framework Agreement, the annual cap under the Media Services Framework Agreement in respect of the year ending 31 December 2019 will become insufficient. Accordingly, on 29 November 2019 (after trading hours), the Company and SACM entered into the Supplemental Agreement to revise the relevant annual cap.

Pursuant to rule 14A.54 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Media Services Framework Agreement and the Supplemental Agreement, is still on an annual basis exceeding 0.1% and less than 5%, therefore, the transactions contemplated under the Media Services Framework Agreement and the Supplemental Agreement (including the revision of the annual cap) constitute continuing connected transactions of the Company exempt from the independent shareholders’ approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

Reference is made to the announcement of the Company dated 27 December 2018 in relation to the Media Services Framework Agreement, pursuant to which SACM agreed to continue to provide certain media services to the Group for a term of three years from 1 January 2019 to 31 December 2021.

1.	REVISION OF ANNUAL CAP UNDER MEDIA SERVICES FRAMEWORK AGREEMENT

In view of the increase in demand for services to be provided by SACM to the Group under the Media Services Framework Agreement, the annual cap under the Media Services Framework Agreement in respect of the year ending 31 December 2019 will become insufficient. Accordingly, on 29 November 2019 (after trading hours), the Company and SACM entered into the Supplemental Agreement to revise the relevant annual cap.

SUPPLEMENTAL AGREEMENT

Date

29 November 2019 (after trading hours)

Parties

(1)	The Company; and

(2)	SACM.

Subject matter

Pursuant to the Supplemental Agreement, the Company and SACM agreed to revise the annual cap for the Media Services Framework Agreement for the year ending 31 December 2019 from RMB150 million (excluding tax) to RMB200.9 million (excluding tax). The existing annual cap for the Media Services Framework Agreement of RMB170 million and RMB190 million (excluding tax) for the year ending 31 December 2020 and 31 December 2021, respectively, shall remain unchanged.

The Supplemental Agreement shall become effective from the date of the Supplemental Agreement. Save for the said revision, all other terms of the Media Services Framework Agreement shall remain unchanged.

Original Service Scope

Pursuant to the Media Services Framework Agreement, SACM Group provides the following services to the Group:

(1)

exclusive advertising agency services, including the design, production, broadcast and agency of international and domestic screen, print, outdoor and other forms of advertisement (provided that if the design and production of any advertising project cannot meet the requirements set by the Company or the fee quote provided by the SACM Group is higher than the prevailing market prices, SACM Group expressly agrees that it will waive the exclusivity rights in respect of its provision of services for such project and the Group is entitled to choose any competitive independent third party to provide such advertising services);

(2)	the plotting, purchase and production of in-flight TV and movie program agency services;

(3)

channel publicity and production services, including the planning, design, production and broadcast of the promotional programs according to the promotion demand and the promotion plan of the Group, and the broadcast and issuance of such programs in the “CCTV-OUTLOOK” channel and other specified channels;

(4)

public relations services relating to recruitment of airhostesses, including organisation and implementation of promotional recruitment activities and on-site recruitment activities, and the production of promotional advertising programs;

(5)	services relating to the distribution of newspapers and magazines issued by SACM Group within places that the Group services; and

(6)

printing, production and procurement services in relation to media such as thermal boarding passes, including placing orders, tracking order completion status, assisting with inspection upon delivery, collection and payment.

The parties referred in the Media Services Framework Agreement shall include itself and its wholly-owned or controlled subsidiaries. In relation to the rights and obligations of the SACM Group, the SACM Group will have full discretion for the whole process of the selection of media or media agent, negotiation, purchase, execution and supervision, and the SACM Group should take the responsibility to monitor the advertisement, submit the monitoring report and strengthen the supervision on the advertising effect.

Service Fees

The service fees for the media services to be provided to members of the Group by the SACM Group are determined, among others, the prevailing market price. Pricing is based on prevailing market prices and agreed upon between the parties for each transaction via arm’s length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for the same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall follow such prevailing market prices which are assessed by and shall be no less favorable than the terms obtained from independent third parties; or (b) if there are no such prevailing market prices in the same or similar locations, the services to be provided by SACM Group shall be on terms which are no less favorable than the terms which can be obtained by the Group from independent third parties within the PRC market. The Company will fund the services fees wholly by its internal resources.

Historical Figures and the Revised Annual Cap

Pursuant to the Supplemental Agreement, the revised annual cap for the Media Services Framework Agreement will be RMB200.9 million (excluding tax) for the year ending 31 December 2019. The revised annual cap is principally determined based on the following:

(1)

the aggregate historical services fees incurred for the media services transactions between the SACM Group and the Group were RMB105 million for the year ended 31 December 2018 (original cap of RMB118.5 million for the year ended 31 December 2018) and RMB116.6 million for the ten months ended 31 October 2019 (original cap of RMB150 million for the year ending 31 December 2019), respectively;

(2)

the increase in the transaction amount of the original media services according to the increased publicity and promotion needs of the Group due to the specific projects needs of the Group, such as the official operation of Beijing Daxing International Airport; and

(3)

the expected transaction amount for the plotting, purchase and production of in-flight entertainment program agency services and the planned upgrade of the on-board entertainment services driven by the Company’s adjustment on its advertisement and publicity plans in the second half of 2019.

2.	REASONS FOR AND BENEFITS OF REVISION OF ANNUAL CAP

The Company has been closely monitoring the various media services under the Media Services Framework Agreement. In light of the specific operation needs of the Group in respect of the brand promotion and in-flight media services, such as the promotion of Beijing Daxing International Airport and the upgrade of the on-board entertainment services, the annual cap under the Media Services Framework Agreement in respect of the year ending 31 December 2019 will become insufficient. Accordingly, the Company and SACM entered into the Supplemental Agreement to revise the annual cap for the year ending 31 December 2019.

The Company is expected to continue to benefit from the various media services under the Media Services Framework Agreement in order to fit the operational needs of the Group. Through the development of the cooperation with SACM in respect of services including the publicity and advertisement, publicity and production and the plotting, purchase and production of in-flight TV and movie program agency, the Directors believe that these transactions will help satisfy the operational need of the Group, enhance the level of services and the corporate image of the Group, which will be in the interests of the Company and the shareholders as a whole.

Among seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolution to approve the transactions under the Media Services Framework Agreement and the Supplemental Agreement (including the revised annual cap). All the remaining four Directors who were entitled to vote, unanimously approved the resolution regarding the above transactions under the Media Services Framework Agreement and the Supplemental Agreement (including the revised annual cap). The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

3.	IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, CSAH is the controlling shareholder of the Company, holding approximately 50.54% of equity interest in the Company and is therefore a connected person to the Company under rule 14A.07(1) of the Listing Rules. SACM is a non wholly-owned subsidiary of CSAH, thus it is a connected person of the Company under the Listing Rules.

The transactions contemplated under the Media Services Framework Agreement and the Supplemental Agreement constitute continuing connected transactions for the Company under the Listing Rules. The Board (including the independent non-executive Directors) considers that the terms of the Media Services Framework Agreement and the Supplemental Agreement (including the revised annual cap) are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and its shareholders as a whole.

Pursuant to rule 14A.54 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Media Services Framework Agreement and the Supplemental Agreement, is still on an annual basis exceeding 0.1% and less than 5%, therefore, the transactions contemplated under the Media Services Framework Agreement and the Supplemental Agreement (including the revision of the annual cap) constitute continuing connected transactions of the Company exempt from the independent shareholders’ approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

4.	GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

CSAH is a state-owned enterprise established in the PRC. The principal business activities of CSAH are (i) operating the Group and other enterprises which the Group invested in and which constitutes wholly state-owned assets and state-owned equity formed through the state’s investments; (ii) engaging in operations in air transportation, as well as other relevant industries including civil aviation passenger and cargo agency, import and export trading, financing, construction and development and media and advertising through CSAH’s subsidiaries.

The principal business activity of SACM is that of designing, producing, publishing and handling all kinds of domestic and overseas advertisements; commodity exhibition (additional licence required), cultural events planning; trading business information services; sales of stationery goods, arts and crafts; project investment (other than those prohibited by laws and regulations and the industrial policies governing foreign investments, and not for projects subject to approval according to laws and regulations and restriction by the industrial policies governing foreign investments until an approval is obtained).

5.	DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited (中國南方航空股份有限公司), a joint stock company incorporated in the PRC with limited liability

“CSAH”	China Southern Air Holding Limited Company, (中國南方航空集團有限公司) a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Media Services Framework Agreement”	the media service framework agreement dated 27 December 2018 entered into between the Company and SACM for a term of three financial years from 1 January 2019 to 31 December 2021

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“SACM”	Southern Airlines Culture and Media Co., Ltd. (中國南航集團文化傳媒有限公司), a company owned as to 40% by the Company and 60% by CSAH as at the date of this announcement

“SACM Group”	SACM and its subsidiaries

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Agreement”	the supplemental agreement to the Media Services Framework Agreement dated 29 November 2019

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

29 November 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.